UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Responds to U.S. Department of Commerce’s Preliminary Decision on Antidumping Tariffs for Chinese Solar Cells and Modules

We, LDK Solar Co., Ltd., have issued the following statement regarding the preliminary antidumping duty decision by the U.S. Department of Commerce, or DOC.

On May 17, 2012, the DOC announced a preliminary determination regarding the importation of crystalline silicon photovoltaic cells and modules produced in China. According to the decision, Chinese producers or exporters selling solar cells and modules in the United States will be assessed dumping margins ranging from 31.14% to 249.96%. We will be part of the separate rates group, subject to a preliminary antidumping tariff rate of 31.18%. The rulings announced recently by the DOC are preliminary findings. The tariff decision is expected to be finalized by the fall of 2012.

Our press release issued on May 24, 2012 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: May 24, 2012

Exhibit 99.1

LDK Solar Responds to US Department of Commerce’s Preliminary Decision on Antidumping Tariffs for Chinese Solar Cells and Modules

XINYU CITY, China and SUNNYVALE, Calif., May 24, 2012 - LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, issues the following statement regarding the preliminary antidumping duty decision by the US Department of Commerce (DOC).

On May 17, 2012, the DOC announced a preliminary determination regarding the importation of crystalline silicon photovoltaic (PV) cells and modules produced in China. According to the decision, Chinese producers/exporters selling solar cells and modules in the United States will be assessed dumping margins ranging from 31.14% to 249.96%. LDK Solar will be part of the separate rates group, subject to a preliminary antidumping tariff rate of 31.18%.

“LDK Solar has been a leader in the highly-competitive global solar industry since the company’s founding in 2005, and this decision will not change our strategy in developing markets worldwide. LDK Solar reaffirms its commitment to be one of the industry’s top tier companies in the US and global markets now and in the future by creating consistent value for our customers,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar.

“We will continue to deliver high quality PV products at competitive prices to our customers in the United States. Our team in the US has built strong customer relationships to provide top quality solutions for all US markets – from residential to commercial, utility and off-grid,” added Sam Tong, President and Chief Operating Officer of LDK Solar.

The rulings announced recently by the DOC are preliminary findings. The tariff decision is expected to be finalized by the fall of 2012.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement for LDK Solar

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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